VARIABLE ACCUMULATION PROVISIONS (continued)

To determine the sales charge we assume that $500 of the amount being withdrawn is the payment made to the Money Market Subaccount in contract year one. The remaining $100 being withdrawn is assumed to be a part of the $400 payment made to the Bond Subaccount in contract year two. Of the first $500 payment we have seen that $200 (10% of $2000) may be withdrawn without sales charge. A 5% sales charge is due on the withdrawal of the other $300 of the payment (5% X $300 = $15). The $100 portion being withdrawn from the second payment requires a 6% sales charge (6% x $100 = $6). Thus the total sales charge for withdrawing $600 in year four is $21.

Transfers.--You may transfer all or part of your interest in a subaccount to one or more of the other subaccounts. To make a transfer you must ask us in writing in a form which meets our needs. You must tell us the amount to be transferred and the names of the subaccounts involved. Our consent is needed for the transfer if (1) the amount to be transferred is less than the smaller of $300 and your interest in the subaccount, (2) the value of any of your Units remaining in the subaccount after the transfer would be less than $300, or (3) four or more transfers of Subaccount Units have been made under your contract in the current Contract Year. The transfer will be made on the first Business Day after we receive your request.

To make the transfer this is what we will do. First, we will liquidate, without charge, the number of your Units in the subaccount from which the transfer is to be made to provide the amount requested. Then, we will use that amount to purchase Units in the subaccount to which the transfer is to be made. The result will be that, while the contract value will not change, the total number of Subaccount Units credited to this contract may increase or decrease depending on the Subaccount Unit Values. The original purchase date of record used to determine the rate of charge for any future withdrawal is not changed as a result of a transfer.

Example.--You ask that we transfer $600 from Subaccount A to Subaccount B. The Subaccount A Unit Value is $10 on the date of the transfer. We would liquidate 60 shares in Subaccount A to provide the $600. The share value in Subaccount B on the date of the transfer is $5. The $600 will buy 120 shares in Subaccount B. If the Unit Value were $20, the $600 would buy only 30 Units. While the number of Units may have changed on the date of transfer, their value remained the same, $600.

Changing the Number of Subaccount Units Credited.--We have the right to change the number of Subaccount Units if we deem the Subaccount Unit Value to be either so large or so small as to not be in your best interest, or ours. If we make such a change, the amount of the Variable Account will not change.

Substitution of Shares.--Shares of another registered, open-end investment company may be substituted for the shares held in the account or any subaccount or to be purchased by future purchase payments or transfers if (1) shares in the subaccount are no longer available for purchase or (2) in our judgement further investment in such shares is no longer appropriate for the subaccount.

Effect of Loss of Tax-Qualified Status or Failure to Qualify.--If, for any reason, you become ineligible to participate or cease to be a participant in the pension, profit-sharing or annuity purchase plan or Individual Retirement Annuity in connection with which this contract is issued, or if the plan is discontinued or loses its tax-qualified status, we may refuse to accept further purchase payments under this contract.

If we determine that an applicable pension, profit-sharing or annuity purchase plan was not tax-qualified when this contract was issued, or, if applicable, that you were not eligible to establish an Individual Retirement Annuity for which this contract was issued, here is what we may do: (1) If, when we make the determination, we then provide a similar contract for the non-tax-qualified market, we may offer to exchange this contract for such a non-tax-qualified contract. Any such exchange will be made without redemption charge, but will be subject to any conditions or adjustment which we determine to be necessary. Or
(2), if we do not then offer a similar contract for the non-tax-qualified market, we may terminate this contract and liquidate all the subaccount units credited to it. After deducting the Annual Maintenance Charge and the sales charge, if any, we will pay you the balance within seven days after the termination of the contract.

Page 8(WVQ-83) (N.Y.)
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